UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SEC FILE NUMBER
                                    000-24372

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K    [ ]Form 20-F    [ ]Form 11-K    [X]Form 10-Q    [ ] Form N-SAR

               For Period Ended:  June 30, 2000
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition  Report on Form 10-Q
               [ ] Transition  Report on Form N-SAR
               For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:

Sundog Technologies, Inc.
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Former Name if Applicable:

The Thorsden Group, Ltd.
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Address of Principal Executive Office (Street and Number):

105412 South Jordan Gateway, Suite 200
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City, State and Zip Code:

Salt Lake City, Utah 84095
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PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Need) SEC 1344 (6/94)

On August 2, 2000, the Company terminated its relationship with Mantyla McReynolds, a professional corporation, the independent public accountants retained by the Company for the fiscal year ended March 31, 2000. On August 3, 2000, the Company engaged Arthur Anderson LLP as the Company's independent public accountants for the year ended March 31, 2001(and interim periods during such fiscal year). Within days of its engagement, Arthur Anderson commenced review of the Company's financial records and financial statements in order to be in a position to meaningfully review our financial statements for the three-months ended June 30, 2000. This initial review process is extremely time consuming and is complicated by the fact that, on April 7, 2000, the Company sold its approximately 70% ownership interest in Qui Vive, Inc. ("QV"). In light of the less than two week period that has passed since our engagement of Arthur Anderson as independent auditors, and the number of questions and document requests that have been raised by such auditors in connection with our sale of our interest in QV on April 7, 2000 and other transactions that occurred during the quarter ended June 30, 2000, we are unable to timely file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Bryan T. Allen          (801)               583-4757
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                (Name)             (Area Code)        (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                                  [X} Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                  [ } Yes [X] No
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                            Sundog Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 14, 2000                      By /s/ Steve Russo
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                                                 Steve Russo
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.